U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person*
           Edman               Thomas                 T
          (Last)              (First)             (Middle)

                       9586 I-25 Frontage Road
                              (Street)

         Longmont               CO               80504
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Applied Films Corporation  AFCO

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Day/Year
     10/02

5.   If Amendment, Date of Original (Month/Day/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     _X__ Director                      ___ 10% Owner
     _X__ Officer (give title below)    ___ Other (specify below)
          -President and Chief Executive Officer

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)


2.   Transaction Date (Month/Day/Year)


3.   Transaction Code (Instr. 8)
          Code
          V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount
          (A) or (D)
          Price

5.   Amount of Securities Beneficially Owned (Instr. 3 and 4)


6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)
     a. Employee Stock Option (right to buy)
     b. Employee Stock Option (right to buy)

2.   Conversion or Exercise Price of Derivative Security
     a.  $9.51
     b.  $9.51

3.   Transaction Date (Month/Day/Year)
     a. 10/16/02
     b. 10/16/02

3A.  Deemed Execution Date, if any (Month/Day/Year)


4.   Transaction Code (Instr. 8)
          Code          a. A
                        b. A
          V             a. -
                        b. -


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)      a.   932
                   b. 2,793
          (D)      a.  -
                   b.  -

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable      a. 10/16/03
                                b. 10/16/03
          Expiration Date       a. 10/16/12
                                b. 10/16/12

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title                         a. Common Stock
                                        b. Common Stock
          Amount or Number of Shares    a.   932
                                        b. 2,793

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
        3,716

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)
        (D)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:

                                     /s/ Pamela S. Haan                 11/22/02
                                     **Signature of Reporting Person       Date
                                     Pamela S. Haan for Thomas T. Edman
                                     by Power of Attorney

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.